Invesco PowerShares

PowerShares Xchange Traded Notes

# DXO PowerShares DB **Crude Oil Double Long** ETN
# OLO PowerShares DB **Crude Oil Long** ETN
# SZO PowerShares DB **Crude Oil Short** ETN
# DTO PowerShares DB **Crude Oil Double Short** ETN

Filed pursuant to Rule 433
Registration Statement 333-137902
Dated 17 February 2009

**Index data as of 31 December 2008**

## Description

The PowerShares DB Crude Oil Double Long Exchange Traded Note (Symbol: DXO), PowerShares DB Crude Oil Long Exchange Traded Note (Symbol: OLO), PowerShares DB Crude Oil Short Exchange Traded Note (Symbol: SZO) and PowerShares DB Crude Oil Double Short Exchange Traded Note (Symbol: DTO) (collectively, the "PowerShares DB Crude Oil ETNs") are the first U.S. exchange traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of an oil-based commodity index.

All of the PowerShares DB Crude Oil ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Oil, which is composed of certain crude oil futures contracts. The Long and Double Long ETNs are based on the Optimum Yield™ version of the Index, and the Short and Double Short ETNs are based on the standard version of the index.

**Index History**[1] (Growth of $10,000)


Index +2x levered
Index +1x levered
$10m
$8m
$6m
$4m
$2m
$0m
$912,803
$272,982
'89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08


Index -1x levered
Index -2x levered
$10k
$8k
$6k
$4k
$2k
$0k
$267
$0.04
'89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

| **ETN Performance & Index History (%)**[1] | 1 Year | 3 Year | 5 Year | 10 Year | Fund Inception |
|---|---|---|---|---|---|
| **Index** | | | | | |
| Deutsche Bank Liquid Commodity Index – Optimum Yield Oil **+2x Levered** | -75.13 | -25.72 | 15.05 | 42.29 | -87.80 |
| Deutsche Bank Liquid Commodity Index – Optimum Yield Oil **+1x Levered** | -41.23 | -6.25 | 14.73 | 26.38 | -59.75 |
| Deutsche Bank Liquid Commodity Index – Oil **-1x Levered** | 69.02 | 11.46 | -7.28 | -21.69 | 151.09 |
| Deutsche Bank Liquid Commodity Index – Oil **-2x Levered** | 129.54 | 6.49 | -25.54 | -49.16 | 441.03 |
| **Comparative Indexes**[3] | | | | | |
| S&P 500 | -37.00 | -8.36 | -2.19 | -1.38 | -32.18 |
| Barclays Capital U.S. Aggregate | 5.24 | 5.51 | 4.65 | 5.63 | 5.08 |

| **PowerShares DB Crude Oil ETN & Index Data** | |
|---|---|
| **Ticker symbols** | |
| Crude Oil Double Long | DXO |
| Crude Oil Long | OLO |
| Crude Oil Short | SZO |
| Crude Oil Double Short | DTO |
| **Intraday indicative value symbols** | |
| Crude Oil Double Long | DXOIV |
| Crude Oil Long | OLOIV |
| Crude Oil Short | SZOIV |
| Crude Oil Double Short | DTOIV |
| **CUSIP symbols** | |
| Crude Oil Double Long | 25154K882 |
| Crude Oil Long | 25154K866 |
| Crude Oil Short | 25154K874 |
| Crude Oil Double Short | 25154K809 |
| **Details** | |
| ETN price at initial listing | $25.00 |
| Inception date | 6/16/08 |
| Maturity date | 7/01/38 |
| Yearly investor fee | 0.75% |
| Listing exchange | NYSE Arca |
| DB Optimum Yield™ Crude Oil Index | DBLCOCLT |
| DB Standard Crude Oil Index | DBRCLTR |
| **Issuer** | |
| Deutsche Bank AG, London Branch | |
| Long-term Unsecured Obligations[2] | |
| S&P rating | A+ |
| Moody's rating | Aa1 |

Source: DB, Bloomberg

[1] Index history is for illustrative purposes only and does not represent actual PowerShares DB Crude Oil ETN performance. PowerShares DB Crude Oil ETN hypothetical historical performance is based on a combination of the monthly returns from the relevant Commodity Index (as defined below) plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Crude Oil ETNs, less the investor fee. Index history for the Long and Double Long ETNs is based on the Deutsche Bank Liquid Commodity Index – Optimum Yield Crude Oil™, and index history for the Short and Double Short ETNs is based on the standard version of the Deutsche Bank Liquid Commodity Index – Light Crude™ (the "Commodity Indexes"). The Commodity Indexes are intended to reflect changes in the market value of certain crude oil futures contracts. The T-Bill Index is intended to approximate returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.** For current index and PowerShares DB Crude Oil ETN performance, go to dbfunds.db.com/notes.

[2] The PowerShares DB Crude Oil ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the PowerShares DB Crude Oil ETNs.

**An investment in the PowerShares DB Crude Oil ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.**

**Not FDIC Insured – No Bank Guarantee – May Lose Value**

powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617

| DXO | PowerShares DB **Crude Oil Double Long** ETN |
|---|---|
| OLO | PowerShares DB **Crude Oil Long** ETN |
| SZO | PowerShares DB **Crude Oil Short** ETN |
| DTO | PowerShares DB **Crude Oil Double Short** ETN |

**Index data as of 31 December 2008**

| Volatility (%)[1,3] | Index +2x | Index +1x | Index -1x | Index -2x |
|---|---|---|---|---|
| 1 Year | 93.24 | 46.56 | 51.50 | 103.01 |
| 3 Year | 66.32 | 33.19 | 37.87 | 75.86 |
| 5 Year | 61.52 | 30.75 | 35.27 | 70.56 |
| 10 Year | 58.39 | 29.21 | 35.71 | 71.47 |

| 10-Year Historical Correlation[1,3] | Index +2x | Index +1x | Index -1x | Index -2x |
|---|---|---|---|---|
| S&P 500 | 0.21 | 0.21 | -0.15 | -0.15 |
| Barclays Capital U.S. Aggregate | -0.04 | -0.04 | 0.02 | 0.02 |

| Annual Index Performance (%)[1] | Index +2x | Index +1x | Index -1x | Index -2x |
|---|---|---|---|---|
| 1993 | -43.69 | -22.98 | 54.35 | 124.54 |
| 1994 | 13.44 | 9.40 | -27.41 | -52.84 |
| 1995 | 59.92 | 31.25 | -20.25 | -41.42 |
| 1996 | 300.37 | 113.38 | -53.14 | -81.65 |
| 1997 | -46.02 | -23.24 | 47.17 | 98.02 |
| 1998 | -65.64 | -38.32 | 75.15 | 156.52 |
| 1999 | 220.42 | 92.35 | -61.70 | -91.23 |
| 2000 | 60.73 | 37.85 | -38.26 | -71.50 |
| 2001 | -8.17 | -1.28 | 31.86 | 58.60 |
| 2002 | 93.91 | 42.82 | -42.48 | -71.55 |
| 2003 | 83.96 | 39.90 | -29.41 | -55.28 |
| 2004 | 150.36 | 64.81 | -38.56 | -67.75 |
| 2005 | 96.49 | 46.36 | -19.44 | -41.25 |
| 2006 | -5.65 | 1.57 | 22.56 | 36.16 |
| 2007 | 74.65 | 38.05 | -33.15 | -61.35 |
| 2008 | -75.13 | -41.23 | 69.02 | 129.54 |

## What are the PowerShares DB Crude Oil ETNs?

The PowerShares DB Crude Oil ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of a Deutsche Bank crude oil index. The Long and Double Long ETNs are linked to the Deutsche Bank Liquid Commodity Index – Crude Oil Optimum Yield™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain crude oil futures contracts. The Optimum Yield™ version of the index attempts to minimize the negative effects of contango and maximize the positive effects of backwardation by applying flexible roll rules to pick a new futures contract when a contract expires. The standard version of the index, which does not attempt to minimize the negative effects of contango and maximize the positive effects of backwardation, uses static roll rules that dictate that an expiring futures contract must be replaced with a contract having a pre-defined expiration date.

Investors can buy and sell the PowerShares DB Crude Oil ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Crude Oil ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

## Benefits & Risks of PowerShares DB Crude Oil ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

**Benefits**

- Leveraged and short notes
- Low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[4]

**Risks**

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer

[3] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of monthly index returns.

[4] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

**Long, Short,** and **Leveraged** exposure to commodities has never been easier.℠

**Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy from any dealer participating in this offering.**

**The PowerShares DB Crude Oil ETNs are unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Crude Oil ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the PowerShares DB Crude Oil ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The PowerShares DB Crude Oil ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** Risks of investing in the PowerShares DB Crude Oil ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Crude Oil ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Crude Oil ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Crude Oil ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Crude Oil ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Crude Oil ETNs. An investment in the PowerShares DB Crude Oil ETNs may not be suitable for all investors.

The PowerShares DB Crude Oil ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Crude Oil ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Crude Oil ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Crude Oil ETNs are concentrated in crude oil futures contracts. The market value of the PowerShares DB Crude Oil ETNs may be influenced by many unpredictable factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Crude Oil ETNs are concentrated in a single commodity, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity.

The PowerShares DB Crude Oil Double Long ETN and PowerShares DB Crude Oil Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB Crude Oil ETNs' investment objectives, risks, charges and expenses carefully before investing.

© 2009 Invesco PowerShares Capital Management LLC P-DBCRUDE-ETN-PC-1 01/09 powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617